UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

30 March 2022

Pearson plc
("Pearson" or the "Company")

Response to announcement from Apollo Global Management, Inc. and its subsidiaries ("Apollo"), on behalf of certain of its affiliated funds, that it is no longer evaluating a possible cash offer for Pearson

Pearson notes today's announcement from Apollo that it is no longer evaluating a possible cash offer for the Company and that it is consequently bound by the restrictions under Rule 2.8 of the City Code of Takeovers and Mergers.

The Board of Pearson confirms that, on 28 March 2022, it received a third proposal from Apollo regarding a possible cash offer for the entire issued and to be issued share capital of the Company at 870 pence per share (the "Proposal Price"). Under Apollo's proposal, eligible Pearson shareholders would also be entitled to receive the previously announced FY 2021 dividend of 14.2 pence per share which, when taken together with the Proposal Price, represents a total value of 884.2 pence per share (the "Third Proposal").

The Third Proposal followed two previous proposals from Apollo which were unanimously rejected by the Board of Pearson, as detailed in Pearson's 11 March 2022 announcement.

The Board of Pearson considered the Third Proposal, together with its financial and legal advisers, and concluded that it significantly undervalued the Company and its future prospects. Accordingly, the Board of Pearson unanimously rejected the Third Proposal.

Pearson's Board is confident that the direct to consumer, lifelong learning strategy set out by Management in March 2021 will create sustainable, long-term value for Pearson stakeholders. Since becoming Chief Executive, Andy Bird has reorganised and refocused Pearson, successfully launching Pearson+ in July 2021, representing an exciting future for Pearson, with plans in place for engaging more consumers and growing beyond higher education. Pearson is creating the premier digital learning ecosystem for life - a connected consumer and commercial strategy relevant for consumers everywhere, providing a growing global addressable market.

The Company's Full Year 2021 results in February 2022 demonstrated building momentum as Pearson continues to execute on this new strategic vision. Today, Pearson is a digital first business, with consumer grade products, and the strong progress being seen across the business supports the Company's outlook for further growth in 2022 and beyond.

-ENDS-

Contacts
Investor Relations	Jo Russell	+44 (0) 7785 451 266
Media	Tom Steiner	+44 (0) 7787 415 891
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Citigroup Global Markets Limited (Joint Financial Adviser and Corporate Broker)	Andrew Seaton Jan Skarbek	+44 (0) 207 986 4000
Morgan Stanley & Co. International Plc (Joint Financial Adviser and Corporate Broker)	Ben GrindleyLaurence Hopkins	+44 (0) 207 425 8000
Goldman Sachs International (Joint Financial Adviser)	Anthony Gutman	+44 (0) 207 774 1000
Robey Warshaw (Joint Financial Adviser)	Simon Warshaw	+44 (0) 207 317 3945

This announcement is being made on behalf of Pearson by Sally Johnson, Chief Financial Officer.

Important notices relating to financial advisers

Citigroup Global Markets Limited ("Citigroup"), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Pearson and no one else in connection with the matters set out in this announcement and shall not be responsible to anyone other than Pearson for providing the protections afforded to clients of Citigroup nor for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom is acting as financial adviser exclusively for Pearson and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Goldman Sachs International ("Goldman Sachs"), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Pearson and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Pearson for providing the protections afforded to clients of Goldman Sachs nor for providing advice in connection with the contents of this announcement or any other matter referred to herein.
Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Pearson and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than Pearson for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the contents of this announcement or any other matter referred to herein.
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 30 March 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary